UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-42685

Namib Minerals

(Translation of registrant’s name into English)

71 Fort Street, PO Box 500,

Grand Cayman, Cayman Islands, KY1-1106

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Namib Minerals Regains Compliance with Nasdaq Listing Rules

As previously reported, Namib Minerals (the “Company”) received a written notice from the Nasdaq Listing Qualifications Department (the “Staff”) on January 30, 2026 notifying the Company that its ordinary shares, par value $0.0001, did not meet the minimum market value of publicly held shares of $15,000,000 (the “MVPHS”) requirement for continued listing on the Nasdaq Global Market (“Nasdaq”) pursuant to Nasdaq Listing Rule 5450(b)(2)(C) (the “Rule”).

On February 18, 2026, the Company received a letter from Nasdaq indicating that the Staff determined that the Company met the MVPHS requirement for more than ten consecutive trading days. Accordingly, the Company has regained compliance with the Rule, and the matter is now closed. On February 19, 2026, the Company issued a press release, a copy of which is attached as Exhibit 99.1 to this Report, regarding the Letter and regaining compliance.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of the Company, dated February 19, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAMIB MINERALS

By:	/s/ Ibrahima Tall
Name:	Ibrahima Tall
Title:	Chief Executive Officer

Date: February 19, 2026

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